PEOPLES FINANCIAL SERVICES CORP.
82 FRANKLIN AVE.
HALLSTEAD, PA  18822

VIA EDGAR

Gregory Dundas                                                                                                September 29, 2010
United State Security & Exchange Commission
450 Fifth Street N.W.
Washington, DC   20549

RE: Peoples Financial Services Corp

Dear Mr. Dundas,

We have received your review of our filings and are providing the following information as per your request:

Item 1.
Management’s Discussion and Analysis
In future filings, we will include an executive summary of our company’s financial condition to provide context for the remainder of the discussion.

Item 2.
 Directors, Executive Officers, and Corporate Governance
In future filings, we will include descriptions of each director’s business experience and their qualifications and skills that led to their nomination to the board of directors of Peoples Financial Services Corp.

Item 3.
 Compensation Discussion and Analysis

Issue defined: On page 12 (EXHIBIT C) you state that you compensated your Named Executive Officers with a combination of base salary, bonus, and equity compensation. However, the summary compensation table on page 16  (EXHIBIT D) does not reflect the granting of any bonus, stock awards or option awards. Please tell us how you reconcile these two disclosures.

Explanation: We have added additional labels to the Summary Compensation to identify the three compensation methods stated above and recognize the need for more concise and consistent labeling in future filings. The only bonus payment made for the Named Executive Officers were granted under the “non-equity compensation plan”. The only equity compensation granted was the contribution made to the Named Executive Officer’s Employee Stock Ownership Plans. Please see the summary compensation table as labeled below for enhanced labeling of this explanation. (EXHIBIT D)

Issue defined: Please tell us how you arrived at the actual decisions regarding the compensation for your NEOs for the fiscal year, including the actual targets or goals for achievement by the NEOs (EXHIBIT A) and the extent to which those goals were met (EXHIBIT B).

Explanation: Below in Exhibit B, the targets and actual achievements are displayed for the only NEO who participated in the “non-equity compensation plan”.

Issue defined: Provide this disclosure in future filings, so that an investor can understand the level of difficulty required to reach various compensation levels and can appreciate the relationship between expected performance and actual performance.

Comment: In future filings, we will provide more concise and consistent labeling in the compensation charts and disclosures to provide a clearer explanation of our compensation programs and practices.

EXHIBIT A
Proxy Page 12
 ANNUAL CASH INCENTIVES

The Compensation Committee sets corporate goals for the Named Executive Officers to achieve in order to qualify for a cash bonus.  Maximum cash bonus awards to the Named Executive Officers for 2009 are as follows:  President/CEO – 25% of base salary; CRO/COO – 20% of base salary; and CCO – 15% of base salary. Measurements and weighting for 2009 were as follows:  Economic Profit Target based on achieving budgeted goals were:  Net Income weighted at 50% of maximum bonus, Total Average Assets at 5%, Return on Average Assets at 5%, Return on Average Equity at 5%, Efficiency Ratio at 5%. The non-economic component for the cash bonus, which made up the last 30%, was based on strategic goals. Strategic plans outlined for each officer were payable based on the execution of the related department’s strategic goals.

Board also sets separate goals to align executives’ interests with the financial performance of either the Company or their individual area of responsibility.

The Compensation Committee recommends and the Board approves the payment of bonus plan awards.  The awards are paid in the first quarter following the fiscal year for which an award is earned.  The awards are paid in cash.  Mr. Lochen and Ms. Dissinger declined bonus payments in 2009.

As described in the disclosure above, Mr. Lochen and Ms. Dissinger declined bonus payment in March 2009 for year-end 2009.  Mr. Ferretti did not decline a bonus payment and his compensation was calculated as described below showing targets versus actual accomplishments:

EXHIBIT B

JOE FERRETTI:

Base:	$106,000.00
% Eligible:	X 15%
$15,900.00
Total Bonus	$2,955.00

Calculation of Bonus:

Weighting Goals	Standards	Goal	Actual	Bonus Lmt	Bonus Paid
50%	Net Income	6.4	5.2	7950	0
5%	Total Average Assets	479	470	795	0
5%	ROAA	1.3	1.1	795	0
5%	ROAE	13.95	12.74	798	0
5%	Efficiency Ratio	60	56.16	795	795
30%	Strategic Plan	************	************	4770	************
	Loan Growth	333		*****1200	1200
	CML Office Goals	5	4 if 5	*****1200	960
	Past Dues	1.25%		*****1200	0
	Charge Offs	0.0050%		*****1170	0
					$2,955.00

The public disclosure on Annual Cash Incentives outlines in specifics all but the strategic plan component. We have provided the specifics of that component above.

EXHIBIT  C
Proxy PAGE 12  -  During the year ended December 31, 2009, we compensated our Named Executive Officers with a combination of base salary, bonus, equity compensation-through our Employee Stock Ownership Plan (“ESOP”)

 EXHIBIT  D

From Proxy

 Page 16   Compensation Table

NAME AND PRINCIPLE POSITION	YEAR	Base Salary SALARY ($)	BONUS($)	STOCK AWARDS ($)	OPTION AWARDS ($)	NON-EQUITY INCENTIVE PLAN COMPENSA-TION (CASH BONUS) ($) (1)	CHANGE IN PENSION VALUE AND NONQUALIFIED DEFERRED COMPENSATION EARNINGS ($)	ALL OTHER COMPEN-SATION ($)		TOTAL ($)
Alan W. Dakey	2009	14,846	0	0	0	0	0	1,500	(2)	16,346
President/CEO

Richard S. Lochen, Jr.	2009	140,000	0	0	0	0	0	30,090	(3)	170,090
Chief Adm. Officer	2008	130,000	0	0	0	0	0	29,287	(3)	159,287
Former President/CEO	2007	110,000	0	0	0	16,500	0	32,261	(3)	158,761

Debra E. Dissinger	2009	117,000	0	0	0	0	9,558	9,360	(4)	135,918
Executive VP	2008	110,000	0	0	0	0	9,103	9,228	(4)	128,331
COO/PFO	2007	104,500	0	0	0	17,800	8,033	9,000	(4)	139,333
Chief Risk Officer

Joseph M. Ferretti	2009	106,000	0	0	0	2,955	0	8,869	(5)	117,824
Senior VP	2008	100,000	0	0	0	4,875	0	7,976	(5)	112,851
Chief Credit Officer	2007	94,654	0	0	0	10,305	0	7,572	(5)	112,531

(1)	In January 2008, the Board approved the compensation plan which represents the at-risk portion of executive pay.
(2)	Includes director’s fees of $500 and an automobile allowance of $1,000 for 2009.

(3)
Includes director’s fees of $6,000, $6,000 and $11,900; ESOP contributions of $7,600 (Equity/ESOP), $6,509 and $5,500; 401(k) plan contributions of $4,200, $4,522 and 2,031; and spousal travel expense of $290, $256 and $830 in 2009, 2008, and 2007, respectively.  Also includes automobile allowances of $12,000 per year.

(4)
Includes ESOP contributions of $5,850, $5,273 and $5,225; and 401(k) plan contributions of $3,510 (Equity/ESOP), $3,955 and 3,135 in 2009, 2008 and 2007, respectively.  Also includes spousal travel expenses of $640 in 2007.

(5)	Includes ESOP contributions of $5,543, $4,558 and $4,732; and 401(k) plan contributions of $3,326 (Equity/ESOP), $3,418 and 2,840 in 2009, 2008 and 2007, respectively.

Item 4.
 Evaluation of the CEO’s compensation

The compensation committee excuses the CEO from the meeting when his own evaluation and recommendation is being considered. All future filings will clearly state that the CEO does not participate nor make recommendations regarding his own compensation.

THE ROLE OF THE COMPENSATION COMMITTEE  -  Page 14
The Compensation Committee evaluates management’s executive compensation recommendations made by the CEO.  The Committee and the CEO use information provided by an independent survey purchased from L. R. Webber Associates, Inc.  The Compensation Committee is comprised solely of Directors who are not current or former employees of the Company and each is independent as defined by the NASDAQ director independence standards.  The Compensation Committee is responsible for recommending compensation policies to the Board for approval, as well as developing and implementing the compensation programs for the Named Executive Officers and other key members.  Key items pertaining to executive compensation such as base salary increases, cash performance plan awards and stock option grants are submitted to the Board for approval following the review and recommendation of the Compensation Committee.  In the case of the CEO, only the independent Directors of the Board approve the Compensation Committee’s recommendation.

Item 5.
 Material Differences in Compensation

In future filings, we will revise our discussion under this subheading to clarify that it refers to compensation for both executive and non-executive officers.

MATERIAL DIFFERENCE IN COMPENSATION
The Compensation Committee makes its recommendations on compensation policies and practices after thoughtful deliberation of the effects such practices may have on employees as they relate to risk management and risk-taking incentives and if such policies and practices could create risks that are "reasonably likely to have a material adverse effect" on the Company. The risk-reward structure of the Company is based primarily on Company goals rather than individual goals for the purpose of aligning individual rewards with the interest of the shareholders and encouraging teamwork.

Item 6.
 Certain Relationship and Related Transactions
We can confirm that all loans to insiders were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender.

We will revise this statement to the above wording in future filings.

Item 7.
 Signatures

In future filings we will identify the principal executive officer and the principal financial officer on the signature page.

Acknowledgement

As management, we are in possession of all the facts relating to our company’s disclosures and acknowledge the following:

—	the company is responsible for the adequacy and accuracy of the disclosure in the filing
—	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;
—	the company may not asset staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope we have addressed all your concerns, but please call if any responses need further clarification. Debbie Dissinger, our Executive Vice President, can be reached at 570-879-2175 x216.

By:	/s/ Alan W. Dakey
President/CEO